FORM 5

☐Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). ☒ Form 3 Holdings Reported ☒ Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person Solmson Robert M. (Last) (First) (Middle) 850 Ridge Lake Boulevard, Suite 300 (Street) Memphis TN 38120 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol RFS Hotel Investors, Inc. RFS 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 12/2002 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
			☒ Director ☒ Officer (give title below)	☐ 10% Owner ☐ Other (specify below)
Chairman of the Board and Chief Executive Officer
7. Individual or Joint/Group Reporting (check applicable line) ☒ Form Filed by One Reporting Person ☐ Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock $0.01 par value	1/1/2002		J	610	A	$10.24	633,633	D
Common Stock $0.01 par value	4/1/2002		J	472	A	$13.23	10,000	I	Spouse
Common Stock $0.01 par value	7/1/2002		J	513	A	$12.19	15,500	I	Children
Common Stock $0.01 par value	10/1/2002		J	632	A	$9.89	18,586	I	Trusts

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver sion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Common Stock Option		4/20/2002		J		D		4/20/2002	Common Stock	100,000		208,334	D

Explanation of Responses:

 The purchases made during the year were within the RFS Hotel Investors, Inc. Employee Stock Purchase Plan.  These purchases are exempt from Form 4 reporting requirements under Section 16(b) of the Act.  The stock option grant of 100,000 shares, issued on April 21, 1994, expired on April 20, 2002.

/s/ Robert M. Solmson ** Signature of Reporting Person	2-13-03 Date

**             Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
             See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one of which must be manually signed.
             If space provided is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form5.htm

Last update: 09/03/2002